SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

RELEASE

Portugal Telecom, SGPS, S.A.

Public Company

Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisboa

Share Capital: Euro 28,277,855.31

Registered in the Commercial Registry Office of Lisbon

and Corporation no. 503 215 058

Vivo announces a voluntary tender offer over up to 1/3 of the preferred shares of Telemig Celular and Telemig Participações

Lisbon, Portugal, 8 April 2008 — Portugal Telecom, SGPS S.A. (“PT”) informs that Vivo Participações S.A. (“Vivo”) is launching today, in Brazil, a voluntary public tender offer (“VTO”) for the acquisition of up to 1/3 of the preferred shares of Telemig Celular S.A. (“Telemig Celular”) and Telemig Celular Participações S.A. (“Telemig Participações”) outstanding in the market. In the case of Telemig Participações the VTO will be extended to holders of preferred shares underlying American Depositary Shares (“ADSs”). Each ADS of Telemig Participações represents two preferred shares.

The price, which corresponds to a premium of approximately 25% (twenty five per cent) over the weighted average trading price of the preferred shares of each of Telemig Celular and Telemig Participações at the São Paulo Stock Exchange (“BOVESPA”) for the last 30 (thirty) days before 1 August 2007, inclusive, will be: (i) R$654.72 (six hundred and fifty four reais and seventy two cents) per preferred share of Telemig Celular, and (ii) R$63.90 (sixty three reais and ninety cents) per preferred share of Telemig Participações. For reference, the amount per ADS of Telemig Participações corresponds to US$74.68 (seventy four dollars and sixty eight cents), based on the PTAX 800 exchange rate as reported by the Central Bank of Brazil on 4 April 2008 for reais into U.S. dollars of R$1.711/US$1.00.

Assuming full acceptance, the maximum amount involved in the VTO will reach R$0.53 billion.

Further information about the voluntary tender offers is available at Vivo’s Investor Relations website (www.vivo.com.br/ir).

This information is also available on PT’s IR website http://ir.telecom.pt.

Contacts:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Nuno Vieira, Investor Relations
nuno.t.vieira@telecom.pt

Portugal Telecom
Tel:+351 21 500 1701
Fax:+351 21 500 0800

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Prego
Nuno Prego
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.